

January 26, 2017

Mail Stop 4631

<u>Via E-mail</u>
David Moise Salama
Executive Officer
National Steel Company
Av. Brigadeiro Faria Lima, 3,400 – 20th floor
04538-132, São Paulo-SP, Brazil

        Re: National Steel Company
        Form 20-F for Fiscal Year Ended December 31, 2015
        Filed May 16, 2016
        File No. 1-14732

Dear Mr. Salama:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction